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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chardan Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, Suite 1600
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Urbach 646-465-9003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling and Company, LLP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 01 2017

Washington DC
410

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Urbach, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chardan Capital Markets LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ROSE VILLALI
COMMISSION EXPIRES
New York County
NOTARY
PUBLIC
01VI6338584
MARCH 14, 2020
STATE OF NEW YORK

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Chardan Capital Markets LLC
New York, New York

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Chardan Capital Markets LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chardan Capital Markets LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 27, 2017

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 1,639,279
Accounts receivable	1,009,084
Due from broker	977,257
Loan receivable, related parties	735,026
Securities owned, at fair value	561,239
Property and equipment, net	103,969
Other assets	222,234
	$ 5,248,088

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses and accounts payable	$ 1,673,447
	1,673,447
Member's equity	3,574,641
	$ 5,248,088

See notes to statement of financial condition

1. ORGANIZATION AND NATURE OF BUSINESS

Chardan Capital Markets, LLC (the "Company") is organized to be active in various aspects of the securities industry and is a broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority. The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is 100% owned by Chardan Securities LLC and is located in New York City. Its customers are located in the United States and are also based internationally. During the year ended December 31, 2016, there were no subordinated borrowings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City Unincorporated Business Tax. For the year ended December 31, 2016, the Company did not incur any New York City Unincorporated Business Tax.

The Company recognized the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2016, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Revenue Recognition

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking and Other Fee Income

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

Securities transactions are recorded on a trade date basis. All securities owned and securities sold, not yet purchased, are recorded at their estimated fair value, as described in Note 3.

Accounts Receivable

Accounts receivable are stated at their net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectable when, based on current information or factors, it is probable that the company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is released. At December 31, 2016, there is no allowance.

Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firms, Industrial and Commercial Bank of China Financial Services, LLC ("ICBC") and Goldman, Sachs & Co. ("Goldman Sachs"). The Company's clearing and execution agreements provide that it's clearing firms credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, ICBC and Goldman Sachs record customer transactions on a settlement date basis, which is generally three business days after the trade date. The financial statements include appropriate adjustments to the trade date basis.

ICBC and Goldman Sachs are therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any losses incurred by ICBC and Goldman Sachs are charged back to the Company.

The Company, in conjunction with ICBC and Goldman Sachs, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. ICBC and Goldman Sachs establish margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company clears certain of its proprietary and customer transactions through ICBC and Goldman Sachs on a fully disclosed basis. The amount receivable to the clearing broker relates to the aforementioned transactions.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at month-end rates of exchange throughout the year. Gains or losses resulting from foreign currency transactions are included in Trading and Other in the Statement of Operations.

3. FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable.

The inputs used by the Company in estimating the value of Level 3 investments include the original transaction price and any adjustments needed to reflect fair market value as additional information becomes available. Level 3 investments may also be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the Company in the absence of market information. The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted as necessary, based on current market conditions and other third party information.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows.

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Restricted Equity Securities

Restricted equity securities are generally valued based on the market price less the liquidity discount in valuing the investments. These investments are categorized in Level 3 of the fair value hierarchy.

Fixed Income-Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable). These investments are categorized in Level 2 of the fair value hierarchy.

Fixed Income-Private Debt

The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change in carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Company's management are based on an assessment of trends in the performance and credit profile of each underlying investment from the inception date through the most recent valuation date. The Company also considers realization of securities into subsequent periods. These investments in private operating companies are included in Level 3 of the fair value hierarchy.

Private Warrants

The intrinsic value is typically the Company's best estimate of fair value for warrants that are in the money. These investments are categorized in Level 2 of the fair value hierarchy. For warrants that are out of the money, the firm uses an internal pricing model, where warrants that are out of the money by less than half of the strike price are generally valued at $0.05 per warrant and warrants that are out of the money by more than half of the strike price are generally valued at $0.02 per warrant. These investments are categorized in Level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Assets				
Equity				
Healthcare	$ 59,787	$ 44,277	$ 61,744	$ 165,808
Financials	-	95	81,822	81,917
Technology	-	18,726	35,737	54,463
Industrials	34,800	-	6,193	40,993
Conglomerates	-	-	22,873	22,873
Services	-	-	12,360	12,360
Basic Materials	-	-	5,158	5,158
Energy	-	-	4,400	4,400
Other	-	-	3,946	3,946
Total Equity	94,587	63,098	234,233	391,918
Fixed Income	-	233	-	233
Warrants				
Financials	-	-	76,470	76,470
Media	-	44,266	1,500	45,766
Technology	-	24,267	20,293	44,560
Other	-	-	2,292	2,292
Total Warrants	-	68,533	100,555	169,088
Total Assets	$ 94,587	$ 131,864	$ 334,788	$ 561,239

The Company's policy is to recognize transfers in to and out of Level 3 as of the date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2016, warrant transfers from Level 3 in to Level 2 were in the amount of $68,533, equity transfers from Level 3 in to Level 1 were in the amount of $23,980 and the warrant transfers from Level 2 in to Level 3 were in the amount of $54,286. Amounts were transferred out of Level 3 as Level 3 securities were converted in to non-Level 3 securities and warrants that were valued using an internal pricing model are now valued at intrinsic value and therefore do not have any unobservable inputs. Amounts were transferred in to Level 3 are warrants that were previously valued at intrinsic value are now valued using an internal pricing model that contains unobservable inputs.

Level 3 Change in Financial Assets and Liabilities

	Equity	Fixed Income-Private Debt	Private Warrants
Assets			
Beginning balance	$ 398,089	$ 25,000	$ 65,177
Purchases	195,000	-	-
Receipts from banking deals	132,540	-	16,944
Sales	(25,600)	-	-
Unrealized gain (loss)	(94,387)	-	44,491
Noncash compensation	(372,579)	-	(11,660)
Conversion	25,150	(25,000)	(150)
Transfers in to level 3	-	-	54,286
Transfers out of level 3	(23,980)	-	(68,533)
Ending balance	$ 234,233	$ -	$ 100,555
The total amount of losses for the year included in the Statement of Operations attributable to the changes in unrealized gain (loss) relating to assets held at the end of reporting period.	$ (94,387)	$ -	$ 44,491

Gains and losses included in the Statement of Operations for the year ended December 31, 2016 are reported in Trading and Other.

Quantitative Information About and Sensitivity of Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements at December 31, 2016.

The following table provides additional information about the valuation techniques, significant unobservable inputs, and qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs used for investments categorized in Level 3 of the fair value hierarchy as of December 31, 2016:

Assets	Fair Value at December 31, 2016	Valuation Techniques	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range of Inputs (Weighted Average)
Investments in private equity	$234,233	Market price less liquidity discount	Liquidity discount: Significant increase(decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value measurement	60% (60%)
Investments in private warrants	$100,555	Internal pricing model	Price of warrant: Determined based on the value of the warrants' closing price in relation to its strike price. Significant increase(decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement	$0.02 - $0.05 ($0.04)

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2016:

Computer equipment and software	$ 426,790
Furniture and Fixtures	285,964
Leasehold improvement	134,121
	846,875
Less accumulated depreciation	742,906
	$ 103,969

Depreciation and amortization expense was $26,356 for the year ended December 31, 2016.

5. RECEIVABLE FROM CLEARING ORGANIZATIONS

Amounts receivable from clearing organizations at December 31, 2016, consist of the following and are included in Due from broker in the Statement of Financial Condition:

Fees and commissions receivable	$ 425,870
Receivable from clearing organization	301,297
Deposit with clearing organization	250,090
Total	$ 977,257

6. COMMITMENT AND CONTINGENCIES

Lease

The Company entered into a lease for office space on October 22, 2013. The lease expires on June 30, 2024 and calls for monthly payments and specified escalations. Included in operations for 2016 is rent expense of approximately $681,465.

At December 31, 2016, the future minimum annual rental commitments under the lease assignment were:

Year Ending December 31,	
2017	337,200
2018	337,200
2019	361,900
2020	364,200
2021	364,200
Thereafter	910,420
Total	$2,675,120

Letter of Credit

The Company was issued letter of credit of approximately $170,000 for rent security deposit required for the office lease. The letter of credit is secured by a money market account, which is restricted and is included in other assets.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, and this would involve future claims that may be made against the company that have not yet occurred. However, based on its experience, the company expects the risk of loss to be remote.

Regulatory

In the ordinary course of business, the Company is subject to examination by certain regulatory jurisdictions, including the United States Securities and Exchange Commission (the "SEC") and FINRA. As of the date of the opinion of the audited financial statements, the Company is still in communication with its regulators to finalize various open matters. The Company does not anticipate these matters, upon resolution, will have a material impact to the Company's business operations or financial position.

Legal

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. As a regulated securities broker-dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that will have a material adverse effect on the Company's financial position.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with ICBC and Goldman Sachs. ICBC and Goldman Sachs carry all of the accounts of such customers and maintain and preserves such books and records.

8. RELATED PARTY TRANSACTIONS

As of December 31, 2016, loans receivable from related parties consists of the following:

	Amount	Maturity	Interest
Loan to employees	$ 735,026	Due on demand	Non-interest bearing

The Company has a sublease with an executive of the Company. The Company paid $46,800 in rent in connection with this sublease, which is included in occupancy expense in the Statement of Operations. The sublease has been extended on a month to month basis.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2016, the Company had net capital of $1,635,751, which was $1,524,189 in excess of its required net capital of $111,562. The Company had a percentage of aggregate indebtedness to net capital of 102% as of December 31, 2016.

10. EMPLOYEE BENEFIT PLAN

The Company sponsors a discretionary match 401(k) plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees. The Company match to the plan was approximately $30,000 for the year ended December 31, 2016.

11. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through February 27, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2016.